SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 25 May 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 25 May 2004
              re:  AGM Statement


                          Secretary's Department

                           25 Gresham Street          Direct line: 020 7356 2108

                           London                     Network: 7-400 2108

                           EC2V 7HN                   Switchboard: 020 7626 1500

                                                      Facsimile: 020 7356 1038
                           25 May, 2004



LLOYDS TSB GROUP PLC

ANNUAL GENERAL MEETING HELD ON 21ST MAY 2004

To comply with the provisions of paragraph 9.32 of the listing rules, we enclose a copy of the relevant resolutions passed at the annual general meeting of the company.



                          Secretary's Department

                          25 Gresham Street           Direct line: 020-7356 2108

                          London                      Network: 7-400 2014

                          EC2V 7HN                    Switchboard: 020-7626 1500

                          TNT 89                      Facsimile: 020-7356 1038

                                                      Network Fax: 7-400 1038
                          25th May, 2004

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary wharf

London E14 5HS

FAO: The Document Disclosure Team



Dear Sirs,

LLOYDS TSB GROUP PLC

ANNUAL GENERAL MEETING HELD ON 21ST MAY 2004

To comply with paragraphs 9.31 and 9.32 of the listing rules, I attach two copies of a notification, which we will release later today, regarding resolutions passed at our 2004 annual general meeting.

We should be grateful if you would kindly acknowledge receipt.

Yours faithfully,




M. R. Hatcher

Deputy Secretary




COMPANY NUMBER: 95000

                              LLOYDS TSB GROUP plc



At the annual general meeting of the members of the company held at the Radisson SAS hotel, 301 Argyle Street, Glasgow, G2 8DL on 21st May, 2004, the following resolutions were passed.



                             ORDINARY RESOLUTION 2



That the directors' remuneration report contained in the report and accounts for the year ended 31st December, 2003 be approved.



                             SPECIAL RESOLUTION 10


That, subject to the passing of resolutions 7 and 8 in the notice of this meeting, the articles contained in the document produced to the meeting and signed by the chairman for the purposes of identification be approved and adopted as the new articles of association of the company in substitution for, and to the exclusion of, the existing articles of association.



                             ORDINARY RESOLUTION 11

That:


        (a) the rules of the Lloyds TSB performance share plan (the "plan"), contained in the document produced to the meeting and signed by the chairman for the purposes of identification, be approved, and the directors be authorised to cause the rules to be adopted in, or substantially in, the form of the draft and to do all acts and things necessary or expedient to carry the plan into effect.

        (b) the amendments to the Lloyds TSB Group No 2 executive share option scheme 1997 contained in the document produced to the meeting and signed by the chairman for the purposes of identification, be approved and the directors be authorised to adopt the amendments from 1 January 2005.


                                                                     A.J. Michie

                                                               Company Secretary

                                                                  24th May, 2004




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     25 May 2004